Exhibit 8

LIST OF SUBSIDIARIES

We have the following active subsidiaries:

Subsidiary Name	Country of Incorporation	Ownership Percentage

Attunity Inc.	United States	100%
Attunity (UK) Limited	United Kingdom	100%
Attunity (France) S.A.	France	100%
Attunity Pty. Limited	Australia	100%
Attunity (Hong Kong) Limited	Hong-Kong (PRC)	100%
Attunity Israel (1992) Ltd.	Israel	100%
Attunity Software Services (1991) Ltd.	Israel	98.8%